Exhibit 21
Kona Grill, Inc.
List of Subsidiaries

Name of Company	State of Incorporation	State(s) of Qualification
Kona Restaurant Holdings, Inc. (1)	Delaware

Kona Macadamia, Inc. (2)	Delaware	Colorado
Indiana
Ohio
Missouri
Nevada

Kona Sushi, Inc. (2)	Arizona	Nebraska

Kona Texas Restaurants, Inc. (2)	Texas

(1)	Wholly owned subsidiary of Kona Grill, Inc.

(2)	Wholly owned subsidiary of Kona Restaurant Holdings, Inc.